FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

Marc Vasseur
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:

- Press Release dated July 16, 2002, reporting that Genset Announces the Grant of Stock Options, the Closure of its Research Center in San Diego and the Opening of the Cash Tender Offer for Genset by Serono.

GENSET

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
Marc Vasseur
Chairman & Chief Executive Officer

BURNS McCLELLAN
+1 212 213 0006
Media: Justin Jackson
Investors:Jonathan M. Nugent

GENSET ANNOUNCES THE GRANT OF STOCK OPTIONS, THE CLOSURE OF ITS RESEARCH CENTER IN SAN DIEGO AND THE OPENING OF THE CASH TENDER OFFER FOR GENSET BY SERONO

Press Release

Paris, France, July 16, 2002 – Genset S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), makes the following announcements:

- **Grant of stock options**

In November 2001 Genset offered to its employees benefiting from stock options attributed under its 1997, 1999 and 2000 plans, the possibility of renouncing their stock options in exchange for new stock options. In accordance with its obligations Genset's Board granted 314,204 stock options to its employees under this program on 11 July 2002.

- **Closure of Genset's research center in San Diego**

Genset's Board has also taken the decision to proceed with the closure of its research center in San Diego, California (U.S.A). As indicated in Genset's joint press releases with Serono of 26 and 28 June 2002 regarding the cash tender offer for Genset by Serono, Genset's management would have considered such closure even if Serono's offer had not occurred. It was also indicated that it was Serono's intention to close this research center. Genset's R&D activities in San Diego will be integrated with the current activities of its personnel at its research center in Evry, France. The development of Famoxin is continuing in collaboration with Genset's existing contract service providers.

- **Cash tender offer for Genset by Serono**

In parallel with the offer which it is launching in France, Serono France Holding S.A. is launching today in the United States its cash tender offer for the American Depositary Shares (ADS) of Genset, as well as for the shares, OCEANES and warrants of Genset held by US residents.

About Genset: Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at
http://www.genset.fr

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**
Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : July 16, 2002

By: ________________________

Name: Marc Vasseur

Title: Chairman and CEO